EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Third Quarter of 2017

SHANGHAI, China, Oct. 17, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the third quarter ended September 30, 2017.

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	90%	91%	93%
Manachised hotels	89%	91%	94%
Franchised hotels	74%	74%	79%
Blended	89%	90%	93%
Average daily room rate (in RMB)
Leased and owned hotels	217	232	257
Manachised hotels	186	188	204
Franchised hotels	194	203	236
Blended	194	199	218
RevPAR (in RMB)
Leased and owned hotels	195	211	238
Manachised hotels	166	171	192
Franchised hotels	144	151	186
Blended	173	179	203

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,		yoy
	2016	2017	growth
Total	2,603	2,603
Leased hotels	579	579
Manachised and franchised hotels	2,024	2,024
Occupancy rate (as a percentage)	91%	96%	4.4%
Average daily room rate (in RMB)	194	202	4.5%
RevPAR (in RMB)	177	193	9.5%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed	Net added	As of	Net added	As of
	in Q3 2017	in Q3 2017	in Q3 2017	September 30, 2017	in Q3 2017	September 30, 2017
Leased and owned hotels	7	(9)	(2)	684	336	86,568
Manachised and franchised hotels	160	(43)	117	2,972	12,598	285,896
Total	167	(52)	115	3,656	12,934	372,464

Number of hotels in pipeline as of September 30, 2017
Leased hotels	38
Manachised and franchised hotels	568
Total(1)	606
(1) Including 98 hotels under brands of ibis, ibis Styles, Mercure,Novotel and Grand Mercure; 73 hotels under brands of Orange Select and Crystal Orange.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2017	September 30, 2017
Economy hotels	46	2,939
HanTing Hotel	19	2,232
Leased hotels	(8)	465
Manachised hotels	27	1,763
Franchised hotels	-	4
Hi Inn	(1)	394
Leased hotels	(3)	32
Manachised hotels	2	316
Franchised hotels	-	46
Elan Hotel	18	213
Manachised hotels	18	180
Franchised hotels	-	33
ibis Hotel	11	91
Leased and owned hotels	1	16
Manachised hotels	11	29
Franchised hotels	(1)	46
Orange Hotel	(1)	9
Leased hotels	(1)	7
Manachised hotels	-	1
Franchised hotels	-	1
Midscale and upscale hotels	69	717
JI Hotel	37	364
Leased hotels	6	91
Manachised hotels	31	270
Franchised hotels	-	3
Starway Hotel	14	162
Leased hotels	-	2
Manachised hotels	14	126
Franchised hotels	-	34
Joya Hotel	-	6
Leased hotels	-	3
Manachised hotels	-	3
Manxin Hotels & Resorts	4	8
Leased hotels	1	2
Manachised hotels	1	3
Franchised hotels	2	3
HanTing Plus Hotel	1	1
Manachised hotels	1	1
ibis Styles Hotel	1	11
Manachised hotels	1	7
Franchised hotels	-	4
Mercure Hotel	1	19
Leased hotels	-	2
Manachised hotels	(1)	14
Franchised hotels	2	3
Novotel Hotel	2	4
Manachised hotels	2	3
Franchised hotels	-	1
Grand Mercure	-	3
Leased hotels	-	1
Franchised hotels	-	2
Orange Select	7	97
Leased hotels	2	44
Manachised hotels	3	35
Franchised hotels	2	18
Crystal Orange	2	42
Leased hotels	-	19
Manachised hotels	2	15
Franchised hotels	-	8
Total	115	3,656

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy growth	September 30,		yoy growth	September 30,		yoy growth
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,316	2,316	162	177	9.4%	176	183	4.3%	92%	96%	4.5%
Leased and owned hotels	498	498	169	185	9.6%	186	196	5.3%	91%	94%	3.6%
Manachised and franchised hotels	1,818	1,818	159	174	9.3%	172	179	3.9%	92%	97%	4.8%
Midscale and upscale hotels	287	287	265	290	9.5%	303	319	5.2%	87%	91%	3.6%
Leased hotels	81	81	320	344	7.5%	346	365	5.4%	92%	94%	1.8%
Manachised and franchised hotels	206	206	233	259	11.0%	276	291	5.3%	84%	89%	4.6%
Total	2,603	2,603	177	193	9.5%	194	202	4.5%	91%	96%	4.4%

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of September 30, 2017, the Company had 3,656 hotels or 372,464 rooms in operation in 375 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease and ownership model, 77 percent under manachise and franchise models.
For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com